Exhibit 99.2

November 10, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Decision of Tel-Aviv District Court Regarding Class Action Certification Requests

The Company wishes to report that further to requests for class action certification that were filed in the Tel-Aviv District Court against U. Dori Construction Ltd., U. Dori Group Ltd., the officers and directors of each, Gazit-Globe Israel (Development) Ltd.1, the Company and others, by shareholders of U. Dori Construction Ltd. and U. Dori Group Ltd., with respect to the public reporting of U. Dori Construction Ltd.2, on November 9, 2014, the following decision was taken by the court:

The court ordered that, within 30 days, the plaintiffs shall file one consolidated, amended request to receive class action certification. The aforementioned shall not include the Movement for Quality Government in Israel which brought the first request for class action certification and two other requests for class action certification by plaintiffs, the latter two of which were dismissed.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the

[1]	U. Dori Construction Ltd. is a public company, 59.7% of which is owned by U. Dori Group Ltd, itself a public company. Gazit-Globe Israel (Development) Ltd. is a private company which in turn holds 84.91% of U. Dori Group Ltd.’s share capital. The Company in turn holds 84.65% of the share capital of Gazit-Globe Israel (Development) Ltd.
[2]

See Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the Securities and Exchange Commission (“SEC”) on July 15, 2014, Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on July 31, 2014, and Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on August 4, 2014.

SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.